SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 000-21978

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1
Amendment No. 1 to the Investor Registration Rights Agreement dated October 30, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP, in connection with the Investor Registration Rights Agreement dated September 28, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 3 to Futuremedia PLC’s Form 6-K, filed on September 29, 2006, File No. 000-21978) and in connection with the Securities Purchase Agreement dated September 28, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 2 to Futuremedia PLC’s Form 6-K, filed on September 29, 2006, File No. 000-21978).

Exhibit 2
Amendment No. 2 to the Amended and Restated Investor Registration Rights Agreement dated October 30, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C., in connection with the Amended and Restated Investor Registration Rights Agreement dated August 3, 2006 by and among Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (previously filed as Exhibit 3 to Futuremedia PLC’s Form 6-K, filed on August 7, 2006, File No. 000-21978) as amended by Amendment No. 1 to the Amended and Restated Investor Registration Rights Agreement dated September 28, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (previously filed as Exhibit 6 to Futuremedia PLC’s Form 6-K, filed on September 29, 2006, File No. 000-21978), and in connection with the Amended and Restated Securities Purchase Agreement dated August 3, 2006 by and among Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C. (previously filed as Exhibit 2 to Futuremedia PLC’s Form 6-K, filed on August 7, 2006, File No. 000-121978).

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public limited company

By: /s/ Leonard M. Fertig
       Leonard M. Fertig
       Chief Executive Officer

Date: November 3, 2006

Exhibit 1

AMENDMENT NO. 1 TO
INVESTOR REGISTRATION RIGHTS AGREEMENT

THIS AMENDMENT NO.1 (the “Amendment”) is made and entered into effective as of October 30, 2006, to that certain Investor Registration Rights Agreement (the “Agreement”) dated September 28, 2006 by and among FUTUREMEDIA PLC, a corporation organized and existing under the laws of England and Wales (the “Company”) and CORNELL CAPITAL PARTNERS, LP (the “Investors”).

Recitals:

WHEREAS, on or about September 28, 2006, the Company and the Investors entered into a series of financing agreements (the “Transaction Documents”), including, without limitation a Securities Purchase Agreement, convertible notes issued pursuant thereto, and the Agreement (as defined above), pursuant to which, among other things, the Investors agreed to advance the Company the aggregate of Five Hundred and Fifty Thousand Dollars ($550,000) of secured convertible notes;

WHEREAS, the parties hereto desire to amend the Agreement to extend certain deadlines contained therein; and

WHEREAS, all terms in the Agreement, except as modified herein, and the terms contained in the Transaction Documents, shall remain in full force and effect.

NOW, THEREFORE, in consideration of the premises and the mutual promises, conditions and covenants contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.	The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto.

2.	The first sentence of Section 2(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Subject to the terms and conditions of this Agreement, the Company shall prepare and file, no later than December 8, 2006 (the “Scheduled Filing Deadline”), with the SEC a registration statement on Form F-3 under the Securities Act (the “Initial Registration Statement”) for the resale by the Investors of the Registrable Securities, which includes: (i) a number of Ordinary Shares to be issued upon conversion of the Convertible Notes; and (ii) 1,000,000 Commitment Shares.”

[SIGNATURE PAGES TO IMMEDIATELY FOLLOW]

IN WITNESS WHEREOF, the parties have signed and delivered this Amendment Agreement on the date first set forth above.

FUTUREMEDIA PLC	CORNELL CAPITAL PARTNERS, LP

By: /s/ Leonard M. Fertig	By: Yorkville Advisors, LLC
Name: Leonard M. Fertig	Its: General Partner
Title: Chief Executive
By: /s/ Mark Angelo
Name: Mark Angelo
Title: Portfolio Manager

Exhibit 2

AMENDMENT NO. 2 TO AMENDED AND RESTATED
INVESTOR REGISTRATION RIGHTS AGREEMENT

THIS AMENDMENT NO.2 (the “Amendment”) is made and entered into effective as of October 30, 2006, to that certain Amended and Restated Investor Registration Rights Agreement (the “Agreement”) dated August 3, 2006 by and among FUTUREMEDIA PLC, a corporation organized and existing under the laws of England and Wales (the “Company”) and CORNELL CAPITAL PARTNERS, LP, TAIB BANK B.S.C. (c) and CERTAIN WEALTH, LTD. (the “Investors”).

Recitals:

WHEREAS, on or about August 3, 2006, the Company and the Investors entered into a series of financing agreements (the “Transaction Documents”), including, without limitation a Securities Purchase Agreement, convertible notes issued pursuant thereto, and the Agreement (as defined above), pursuant to which, among other things, the Investors agreed to advance the Company the aggregate of Nine Million Dollars ($9,000,000) of secured convertible notes;

WHEREAS, the parties hereto desire to amend the Agreement to extend certain deadlines contained therein; and

WHEREAS, all terms in the Agreement, except as modified herein, and the terms contained in the Transaction Documents, shall remain in full force and effect.

NOW, THEREFORE, in consideration of the premises and the mutual promises, conditions and covenants contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.	The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto.

2.	The first sentence of Section 2(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Subject to the terms and conditions of this Agreement, the Company shall prepare and file, no later than December 8, 2006 (the “Scheduled Filing Deadline”), with the SEC a registration statement on Form F-3 under the Securities Act (the “Initial Registration Statement”) for the resale by the Investors of the Registrable Securities, which includes a number of Ordinary Shares to be issued upon conversion of the Convertible Notes and underlying the Warrants of even date herewith not less than 80,676,659 (75,199,159 as and for the Ordinary Shares to be issued upon conversion of the Convertible Notes, 727,500 as and for the Investor’s Shares and 4,750,000 as and for the Warrant Shares).”

[SIGNATURE PAGES TO IMMEDIATELY FOLLOW]

IN WITNESS WHEREOF, the parties have signed and delivered this Amendment Agreement on the date first set forth above.

FUTUREMEDIA PLC	CORNELL CAPITAL PARTNERS, LP

By: /s/ Leonard M. Fertig	By: Yorkville Advisors, LLC
Name: Leonard M. Fertig	Its: General Partner
Title: Chief Executive
By: /s/ Mark Angelo
Name: Mark Angelo
Title: Portfolio Manager

TAIB BANK, B.S.C. (c)

By: /s/ Larry Chaleff
Name: Larry Chaleff
Title: Authorized Person

CERTAIN WEALTH, LTD.

By: /s/ Larry Chaleff
Name: Larry Chaleff
Title: Authorized Person